Form 11-K

Annual Report

Pursuant to Section 15(D) of the

Securities and Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Palm Harbor Homes, Inc. Employee Savings Plan

Palm Harbor Homes, Inc.

15303 N. Dallas Parkway, Suite 800

Addison, TX 75001

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Palm Harbor Homes, Inc. Employee Savings Plan

Years Ended December 31, 2008 and 2007

Palm Harbor Homes, Inc.

Employee Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 29, 2009

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments	$46,239,987	$69,570,512

Receivables:
Participant contributions	206,756	324,129
Employer contributions	43,479	55,936
Interest income	134	678

Total receivables	250,369	380,743

Total assets	46,490,356	69,951,255

Liabilities
Contributions and earnings refundable	64,955	398,930
Other payables	—	835

Total liabilities	64,955	399,765

Net assets available for benefits	$46,425,401	$69,551,490

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Net investment income (loss):
Net depreciation in fair value of investments	$(20,626,353)	$(338,848)
Interest and dividends	1,587,110	5,149,500

Total net investment (loss) income	(19,039,243)	4,810,652

Contributions:
Participant	4,119,542	4,637,881
Employer	820,761	750,741
Rollover	140,682	205,660

Total contributions	5,080,985	5,594,282

Total additions	(13,958,258)	10,404,934

Deductions
Benefit payments	9,135,190	8,901,493
Administrative expenses	32,641	40,021

Total deductions	9,167,831	8,941,514

Net (decrease) increase	(23,126,089)	1,463,420

Net assets available for benefits at beginning of year	69,551,490	68,088,070

Net assets available for benefits at end of year	$46,425,401	$69,551,490

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc., and certain participating employers who have adopted the Plan (collectively, the Company), who have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may contribute up to 18% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Plan allows for catch-up contributions for eligible participants who have attained age 50 before the close of the Plan year up to the maximum of 75% of compensation, as defined in the Plan. The Plan includes automatic enrollment at the rate of 3% for all new and rehired employees. Employees are given the opportunity to decline participation in automatic enrollment by contacting the service provider within 30 days from their date of hire.

The Company contributes on a Plan-year basis 25% of the first 6% of compensation that a participant contributes to the Plan. For participants in the Nationwide Homes and Siler City Manufacturing Plant divisions, the Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings and charged with an allocation of administrative expenses, if applicable. Allocations of Plan earnings and administrative expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2008 and 2007, $9,307 and $85,696, respectively, were available to be used for future Plan expenses or Company contributions. During 2008 and 2007, forfeitures of $110,969 and $174,048, respectively, were used to supplement the Company contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in various investment options offered by the Plan. Participants may change their investment options daily.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years – 20%; three years – 40%; four years – 60%; and five years – 100%. Participants in the Nationwide Homes division vest in Company contributions as follows: one year – 20%; two years – 40%; three years – 60%; four years – 80%; and five years – 100%.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Benefit Payments

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant’s account is $5,000 or less, but greater than $1,000, the balance of such account will be rolled over into a Rollover IRA with Fidelity Investments. If a participant’s account is $1,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administration

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc., serves as record-keeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in registered investment companies held by Fidelity, including the Fidelity Retirement Money Market Fund, are valued at fair value based on published market prices that represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. The short-term cash portion of the unitized stock fund is invested in a money market fund, which is recorded at cost and approximates fair value. Participant loans are recorded at the unpaid principal balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

	Year Ended December 31
	2008	2007
Palm Harbor Homes, Inc., common stock	$(36,088)	$(432,110)
Registered investment companies	(20,590,265)	93,262

Net depreciation in fair value of investments	$(20,626,353)	$(338,848)

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31, 2008
Fidelity Contrafund	$8,651,719
Davis NY Venture A Fund	7,375,724
Fidelity Retirement Government Money Market Fund	10,433,340
Fidelity Diversified International Fund	2,343,474
Fidelity Puritan Fund	2,838,224
Participant loans	2,769,270

December 31, 2007
Fidelity Contrafund	$15,251,708
Davis NY Venture A Fund	13,624,424
Fidelity Retirement Government Money Market Fund	8,182,131
Fidelity Diversified International Fund	5,665,939
Fidelity Puritan Fund	4,439,075
Fidelity Value Fund	3,974,468

4. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in SFAS No. 157 are as follows:

Level 1 – Observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

Level 2 – Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008:

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Money market funds	$10,481,393	$10,481,393	$—	$—
Registered investment companies	32,314,659	32,314,659	—	—
Palm Harbor Homes, Inc., common stock	674,665	674,665	—	—
Participant loans	2,769,270	—	—	2,769,270

Total	$46,239,987	$43,470,717	$—	$2,769,270

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of participant loans, the Plan’s Level 3 investment, for the year ended December 31, 2008:

Balance, beginning of year	$3,005,426
Repayments, net of new loans	(236,156)

Balance, end of year	$2,769,270

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6. Contributions and Earnings Refundable

Contributions and earnings refundable represents excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements.

7. Related Party Transactions

Certain Plan investments in registered investment companies, including money market funds, are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee, and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$46,425,401	$69,551,490
Add contributions and earnings refundable at end of year	64,955	398,930

Net assets available for benefits per the Form 5500	$46,490,356	$69,950,420

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Benefit payments to participants per the financial statements	$9,135,190	$8,901,493
Add contributions and earnings refundable at beginning of year	398,930	436,634

Benefit payments to participants per the Form 5500	$9,534,120	$9,338,127

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total contributions and investment income per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Total contributions per the financial statements	$5,080,985	$5,594,282
Add contributions refundable at end of year	64,898	396,338

Total contributions per the Form 5500	$5,145,883	$5,990,620

Total investment (loss) income per the financial statements	$(19,039,243)	$4,810,652
Add earnings refundable at end of year	57	2,592

Total investment (loss) income per the Form 5500	$(19,039,186)	$4,813,244

Excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements for the years ended December 31, 2008 and 2007, were not accrued for Form 5500.

Supplemental Schedule

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 59-1036634

Plan #: 003

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Fidelity Management Trust Company	ContraFund; 191,155.958 shares	*	*	$8,651,719
*	Fidelity Management Trust Company	Retirement Government Money Market Fund; 10,433,340.310 shares	*	*	10,433,340
	BAMCO, Inc.	Baron Growth Fund; 24,887.157 shares	*	*	766,773
*	Fidelity Management Trust Company	Diversified International Fund; 108,948.095 shares	*	*	2,343,474
*	Fidelity Management Trust Company	Value Fund; 43,920.464 shares	*	*	1,750,670
*	Fidelity Management Trust Company	Puritan Fund; 217,321.935 shares	*	*	2,838,224
*	Fidelity Management Trust Company	Intermediate Bond Fund; 160,917.143 shares	*	*	1,462,737
*	Fidelity Management Trust Company	Low Price Stock Fund; 72,851.849 shares	*	*	1,684,335
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund; 22,951.018 shares	*	*	732,137
*	Fidelity Management Trust Company	Institutional Money Market Fund; 48,053 shares	*	*	48,053
	Davis Selected Advisers, LP	Davis NY Venture A Fund; 312,265.990 shares	*	*	7,375,724
	Westwood Management Corp.	WHG Large Cap Value Institutional Fund; 5,131.914 shares	*	*	41,876
	Westwood Management Corp.	WHG Small Cap Value Institutional Fund; 42,160.151 shares	*	*	272,776
	Westwood Management Corp.	WHG Income OPP Institutional Fund; 3,719.727 shares	*	*	34,221
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund; 14,496.779 shares	*	*	138,589
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund; 13,273.349 shares	*	*	133,397

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year) (continued)

EIN: 59-1036634

Plan #: 003

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund; 335.785 shares	*	*	$2,817
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund; 101,012.916 shares	*	*	1,046,495
*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund; 29,872.353 shares	*	*	255,707
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund; 84,385.007 shares	*	*	848,069
*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund; 56,987.472 shares	*	*	469,007
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund; 63,111.825 shares	*	*	615,971
*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund; 28,041.716 shares	*	*	225,175
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund; 69,082.346 shares	*	*	386,170
*	Fidelity Management Trust Company	Fidelity Freedom 2045 Fund; 19,791.925 shares	*	*	130,231
*	Fidelity Management Trust Company	Fidelity Freedom 2050 Fund; 16,774.717 shares	*	*	108,365
*	Palm Harbor Homes, Inc.	Common stock; 135,475.000 shares	*	*	674,665
*	Participant loans	Interest rates ranging from 4.25% to 10.5%	—		2,769,270

	Total investments				$46,239,987

*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed; thus cost information is not applicable.

Signatures

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2009

Palm Harbor Homes, Inc. Employee Savings Plan
Name of Plan

By:	/s/ Kelly Tacke
Kelly Tacke
Vice President – Finance
Chief Financial Officer and Secretary

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm